Emgold Mining Corporation (An Exploration Stage Company)
Condensed Interim Consolidated Financial Statements Unaudited
For the Three Months Ended 31 March 2013
Stated in United States Dollars

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Table of Contents

	Management’s Responsibility	i
	Condensed Interim Consolidated Statement of Financial Position	1
	Condensed Interim Consolidated Statement of Comprehensive Loss	2
	Condensed Interim Consolidated Statement of Changes in Equity	3
	Condensed Interim Consolidated Statement of Cash Flows	4
	Notes to Consolidated Financial Statements	5
1)	Nature of operations and going concern	5
2)	Basis of preparation – Statement of Compliance	5
3)	Summary of significant accounting policies	6
4)	Critical accounting judgments and key sources of estimation uncertainty	7
5)	Accounting standards issued but not yet effective	9
6)	Financial instruments and risk management	10
7)	Property and equipment	11
8)	Exploration and evaluation assets	12
9)	Share capital	16
10)	Related party transactions	20
11)	Segmented disclosure	21
12)	Capital disclosures	21
13)	Contingent liability	22

Management’s Responsibility

To the Shareholders of Emgold Mining Corporation:

Management is responsible for the preparation and presentation of the accompanying condensed interim consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards and ensuring that all information in the annual report is consistent with the statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the condensed interim consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Audit Committee has the responsibility of meeting with management, and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Emgold’s external auditors.

We draw attention to Note 1 in the condensed interim consolidated financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

23 May 2013

David Watkinson, President & CEO	Grant T. Smith, CFO

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Emgold Mining Corporation	Statement 1
US Dollars

Condensed Interim Consolidated Statement of Financial Position

		As at
	Note	31 March 2013	31 December 2012
Assets
Current Assets
Cash and cash equivalents		$131,789	$62,053
Amounts receivable		25,645	85,178
Prepaid amounts and deposits		30,035	34,908
		187,469	182,139
Non-current Assets
Reclamation bonds		21,216	21,216
Property and equipment	(7)	8,153	10,307
Exploration and evaluation assets	(8)	1,484,274	1,464,274
		$1,701,112	$1,677,936
Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$531,622	$706,137
Due to related parties	(10)	445,200	388,519
Warrant liability – current portion	(9)	12,000	10,815
		988,822	1,105,471
Non-current Liabilities
Warrant liability		37,000	19,596
		1,025,822	1,125,067
Equity
Share capital	(9)	43,687,315	43,390,203
Share purchase warrants	(9)	686,349	686,349
Contributed surplus	(9)	7,035,197	7,035,197
Deficit		(50,733,571)	(50,558,880)
		675,290	552,869
		$1,701,112	$1,677,936
Nature of operations and going concern	(1)	Segmented disclosure	(11)
Basis of preparation - Statement of Compliance	(2)	Capital disclosures	(12)
Related party transactions	(10)	Contingent liability	(13)

The condensed interim consolidated financial statements were approved by the Board of Directors on 23 May 2013 and were signed on its behalf by:

David Watkinson, Director	Andrew MacRitchie, Director

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Emgold Mining Corporation	Statement 2
US Dollars

Condensed Interim Consolidated Statement of Comprehensive Loss

		Three months ended	Three months ended
	Note	31 March 2013	31 March 2012
Expenses
Exploration and evaluation
Resource property expense	(8)	$60,700	$160,457
		60,700	160,457
General and administrative
Salaries and benefits		28,603	55,532
Management and consulting fees		59,799	10,519
Shareholder communications		15,271	22,474
Office and administration		8,108	33,676
Listing and filing fees		7,790	-
Insurance		3,848	-
Amortization		2,154	4,705
Professional fees		1,601	23,567
Banking costs		364	-
Foreign exchange (gain)		(1,465)	(17,686)
Travel		-	1,688
Interest on long term debt		-	(8,703)
		186,773	286,229
Other comprehensive (income) loss
Gain on sale of equipment		(23,839)	(3,850)
Unrealized loss (gain) on warranty liability		11,757	(308,253)
Unrealized loss on marketable securities		-	1,437
Net Loss and Comprehensive Loss (Gain)		$174,691	$(24,437)
Net Loss per Common Share – Basic and Diluted		$(0.00)	$(0.00)
Weighted Average Number of Shares Outstanding		70,542,840	58,741,977

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Emgold Mining Corporation	Statement 3
US Dollars

Condensed Interim Consolidated Statement of Changes in Equity

	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance at 1 January 2012	58,714,504	$42,817,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,183,149)	$654,929
Shares issued for property	100,000	10,000	-	-	-	-	-	10,000
Net loss and comprehensive gain for the period	-	-	-	-	-	-	24,437	24,437
Balance at 31 March 2012	58,814,504	$42,827,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,158,712)	$689,366
Private placement issuances	6,642,857	452,041	3,321,428	-	-	-	-	452,041
Warrants exercised	1,194,101	119,410	-	-	-	-	-	119,410
Fair value of warrants exercised	-	3,463	(1,194,101)	(3,463)	-	-	-	-
Fair value of warrants re-priced	-	-	-	(424,807)	-	-	-	(424,807)
Share issuance costs	-	(12,450)	-	-	-	-	-	(12,450)
Options expired	-	-	-	-	(603,000)	-	-	-
Warrants expired	-	-	(5,139,944)	(104,998)	-	104,998	-	-
Share based compensation	-	-	-	-	2,700,000	129,477	-	129,477
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(400,168)	(400,168)
Balance at 31 December 2012	66,651,462	$43,390,203	35,495,784	$686,349	4,969,665	$7,035,197	$(50,558,880)	$552,869
Balance at 1 January 2013	66,651,462	$43,390,203	35,495,784	$686,349	4,969,665	$7,035,197	$(50,558,880)	$552,869
Private placement issuances	5,700,000	278,168	2,850,000	-	-	-	-	278,168
Shares issued for property	236,000	20,000	-	-	-	-	-	20,000
Share issuance costs	-	(1,056)	-	-	-	-	-	(1,056)
Options forfeited	-	-	-	-	(700,000)	-	-	-
Net income and comprehensive income for the period	-	-	-	-	-	-	(174,691)	(174,691)
Balance at 31 March 2013	72,587,462	$43,687,315	38,345,784	$686,349	4,269,665	$7,035,197	$(50,733,571)	$675,290
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Emgold Mining Corporation	Statement 4
US Dollars

Condensed Interim Consolidated Statement of Cash Flows

		Three months ended	Three months ended
	Note	31 March 2013	31 March 2012
Operating Activities
(Loss) Income for the Period		$(174,691)	$24,437
Items not Affecting Cash
Amortization	(7)	2,154	4,705
Effect of currency translation		-	(1,156)
Gain on sale of equipment		(23,839)	(3,850)
Realized / unrealized loss on marketable securities		-	1,437
Unrealized (gain) loss on warranty liability		11,757	(308,253)
		(184,619)	(282,680)
Net Change in Non-cash Working Capital
Accounts receivable		59,533	59,547
Prepaid expenses and deposits		4,873	5,706
Accounts payable and accrued liabilities		(174,515)	(32,258)
Due to/from related parties		56,681	23,765
		(238,047)	(225,920)
Investing Activities
Resource property acquisition costs		-	(3,056)
Proceeds from sale of equipment		23,839	3,850
Purchase of short term investments		-	(552,771)
Resource property expenditures		-	(23,803)
		23,839	(575,780)
Financing Activities
Proceeds from share and unit issuances		285,000	-
Share issuance costs		(1,056)	-
		283,944	-
Net Increase (Decrease) in Cash		69,736	(801,700)
Cash position – beginning of period		62,053	965,102
Cash Position – End of Period		$131,789	$163,402
Schedule of Non-cash Investing and Financing Transactions
Shares issued for mineral property acquisition	(9)	$20,000	$10,058
Cash paid for interest		$-	$-
Cash paid for income taxes		$-	$-

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

1)	Nature of operations and going concern

Emgold Mining Corporation (“the Company”) is incorporated under the British Columbia Corporations Act and the principal place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) and the OTCQX.

These condensed interim consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast significant doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant on-going cash requirements to meet its overhead and maintain its mineral interests. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; although the Company has been successful in the past at raising funds, there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these condensed interim consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used and such adjustments could be material.

Rounded (‘000’s)	31 March 2013	31 December 2012
Working capital	$(801,000)	$(923,000)
Accumulated deficit	$(50,734,000)	$(50,559,000)
2)	Basis of preparation – Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS and related IFRS Interpretations Committee (“IFRIC’s”) as issued by the International Accounting Standards Board (“IASB”). The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies set out were consistently applied to all the periods presented unless otherwise noted below. The preparation of condensed interim consolidated financial statements in accordance with IAS 1 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

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Emgold Mining Corporation
US Dollars

The preparation of condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the revision affects both current and future periods.

The functional and reporting currency of the Company is the United States dollar.

3)	Summary of significant accounting policies

The accounting policies and methods of computation followed in preparing these condensed interim consolidated financial statements are the same as those followed in preparing the most recent audited annual consolidated financial statements, except as follows. For a summary of significant accounting policies, please refer to the Company’s audited annual consolidated financial statements for the year ended 31 December 2012.

a)	IFRS 7, Financial Instruments: Disclosures

The Standard is effective for annual periods beginning on or after 01 January 2013, with earlier adoption permitted. Adoption of the standard had no material impact on these financial statements.

b)	IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and Standing Interpretation Committee (“SIC”)-12 “Consolidation – Special Purpose Entities,” and is effective for annual periods beginning on or after 01 January 2013. Adoption of the standard had no material impact on these financial statements.

c)	IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non – Monetary Contributions by Venturers and is effective for annual periods beginning on or after 01 January 2013. Adoption of the standard had no material impact on these financial statements.

d)	IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after 01 January 2013. Adoption of the standard had no material impact on these financial statements.

e)	IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out a single IFRS framework for measuring value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after 01 January 2013. Adoption of the standard had no material impact on these financial statements.

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Emgold Mining Corporation
US Dollars

f)	Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective 01 July 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. Adoption of the standard had no material impact on these financial statements.

g)	IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after 01 January 2013. Adoption of the standard had no material impact on these financial statements.

h)	IAS 27 - Separate financial statements

IAS 27, "Separate financial statements" (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after 01 January 2013. The standard does not impact the consolidated financial statements.

i)	IAS 28, Investments in Associates and Joint Ventures (amended standard)

The standard was updated to incorporate the accounting for joint ventures because the equity method is now applicable to both joint ventures and associates. The disclosure requirements from IAS 28 (as revised in 2003) have been included in IFRS 12. The amendments to the standard do not impact the Company’s condensed interim consolidated financial statements

4)	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

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Emgold Mining Corporation
US Dollars

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the condensed interim consolidated financial statements.

a)	Critical judgments in applying accounting policies

Going concern assumption

These condensed interim consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations. There are several adverse conditions that cast significant doubt upon the soundness of this assumption. Refer to note 1 for more details.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company and its wholly owned subsidiaries is the US dollar.

Mineral Properties

The company owns land and surface rights, which is part of the Idaho-Maryland property, in the amount of $747,219. This land is adjacent to the property which the company leases that expired on 1 February 2013. The BET Agreement, signed in 2002, originally had a five year term. It has been extended three times to date, in two year increments, with the last extension taking effect on 01 February 2011. The Company is currently in discussions with the BET Trust to extend and/or negotiate a new agreement, which would cover the lease and option to purchase of approximately 2,750 acres of mineral rights and 91 acres of surface rights associated with the Project. Refer to note 9 of these condensed interim consolidated financial statements. The company assessed that no impairment was necessary on the land and surface rights that they own as they are still negotiating to extend the lease however if the lease were not extended the land will still be of value as its location is strategic to the operating of the surface mine.

b)	Key sources of estimation uncertainty

Useful life of plant and equipment

As discussed in note 3 of the 31 December 2012 audited consolidated financial statements, the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the period ended 31 March 2013 or 31 December 2012.

Decommissioning liability

The estimated costs are reviewed annually by management including changes in the discount rate, estimated timing of decommissioning costs, or cost estimates.

Share based payments and fair value of warrants

Management assesses the fair value of stock options granted in accordance with the accounting policy stated in note 3 of the Company’s 31 December 2012 annual consolidated financial statements. The fair value of stock options granted is measured using the Black-Scholes option valuation model (“BkS”), which was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and changes in the highly subjective input assumptions can materially affect the calculated values. The fair value of stock options granted using the BkS do not necessarily provide a reliable measure of the fair value of the Company’s stock option awards. The same model is used by the Company is order to arrive at a fair value for the issuance of warrants.

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Emgold Mining Corporation
US Dollars

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Exploration and evaluation asset

The Company makes certain estimates and assumptions regarding the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

5)	Accounting standards issued but not yet effective

The following accounting standards have been issued by the International Accounting Standards Board (“IASB”) but are not yet effective for the Company; both the effective date and the expected impact are noted, based on the information currently available.

a)	IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after 01 January 2015, with earlier adoption permitted. The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

b)	IAS 32, Financial instruments: Presentation

IAS 32, “Financial Instruments: Presentation” provides further clarity around details relating to the right of set-off and the application of offsetting criteria under certain circumstances. The amendments to IAS 27 are effective for annual periods beginning on or after 01 January 2014. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

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Emgold Mining Corporation
US Dollars

6)	Financial instruments and risk management
a)	Financial instrument classification and measurement

Financial instruments of the Company are carried on the Condensed Interim Consolidated Statement of Financial Position at amortized cost with the exception of cash, marketable securities and warrant liability, which are carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at 31 March 2013 due to the immediate or short-term maturities of the financial instruments.

The fair value of the Company’s cash and marketable securities are quoted in active markets. The Company classifies the fair value of these transactions according to the following hierarchy:

Level 1 – quoted prices in active markets for identical financial instruments.

Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant and significant value drivers are observable in active markets.

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash and cash equivalents have been assessed using the fair value hierarchy described above and classified as Level 1. The warrant liability has been classified as Level 3.

b)	Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, due to/from related parties, marketable securities, deposits, accounts payable and accrued liabilities, and warrant liability. At 31 March 2013, the carrying value of cash, marketable securities, and warrant liability is fair value. Amounts receivable, due to/from related parties deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

c)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)	Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

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Emgold Mining Corporation
US Dollars

f)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk, as a 5% shift in foreign exchange rates would result in an impact of $2,300. At 31 March 2013 the Company held currency totalling the following:

Rounded (‘000’s)	31 March 2012	31 December 2012
Canadian dollars	$47,000	$54,000
United States dollars	$85,000	$8,000
g)	Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time, as the Company has no significant source of cash flows this is a significant risk.

7)	Property and equipment
	Plant and Equipment	Furniture & Equipment	Computer Hardware	Asset Under Capital Lease	Total
Cost or Deemed Cost
Balance at 01 January 2012	$15,656	$46,164	$71,945	$38,833	$172,598
Additions	3,056	-	-	-	3,056
Balance at 31 December 2012	$18,712	$46,164	$71,945	$38,833	$175,654
Balance at 01 January 2013	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 31 March 2013	$18,712	$46,164	$71,945	$38,833	$175,654
Depreciation
Balance at 01 January 2012	$15,656	$39,485	$60,448	$38,833	$154,422
Depreciation for the period	611	3,712	6,602	-	10,925
Balance at 31 December 2012	$16,267	$43,197	$67,050	$38,833	$165,347
Balance at 01 January 2013	$16,267	$43,197	$67,050	$38,833	$165,347
Depreciation for the period	153	370	1,631	-	2,154
Balance at 31 March 2013	$16,420	$43,567	$68,681	$38,833	$167,501
Carrying Amounts
At 01 January 2012	$-	$6,679	$11,497	$-	$18,176
At 31 December 2012	$2,445	$2,967	$4,895	$-	$10,307
At 31 December 2013	$2,292	$2,597	$3,264	$-	$8,153
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Emgold Mining Corporation
US Dollars

8)	Exploration and evaluation assets
Property acquisition costs	Idaho – Maryland	Buckskin Rawhide & Koegel	Stewart Property	Rozan Gold	Total
Balance at 01 January 2012	$747,219	$39,052	$199,667	$49,225	$1,035,163
Acquisitions	-	420,059	9,052	-	429,111
Balance at 31 December 2012	$747,219	$459,111	$208,719	$49,225	$1,464,274
Acquisitions	-	20,000	-	-	20,000
Balance at 31 March 2013	$747,219	$479,111	$208,719	$49,225	$1,484,274
a)	Idaho‑Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“I-M Property”) and surrounding areas in the Grass Valley Mining District, California.

The owners granted to the Company the exclusive right and option to purchase all of the leased property. The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased. Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price. During the year ended 31 December 2010, the Company extended the lease and option agreement from 01 February 2011, for an additional two years to 01 February 2013. Lease payments during the extension period are $30,000 per quarter. In conjunction with the extension, the lessors agreed to defer payments for 2010 totalling $120,000. Under the terms of the deferral, this amount was added to the purchase price of the I‑M Property, the first instalment of which becomes due on 01 February 2013. The $120,000 will be subject to interest calculated at 5.25% compounded annually. Provided that payments are kept current, the Company may purchase the property at any time. The purchase price at 01 February 2013, would be $6,154,717.

On 01 February 2013, the Lease Option to Purchase Agreement for 91 acres of surface rights and 2,750 aces of mineral rights associated with the I-M Property expired. The Company is in negotiations with the owners to extend this Agreement

b)	Buckskin Rawhide Property, Nevada

In November 2009 the Company entered into a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide East mineral claims (46 claims), a gold prospect located near Fallon, Nevada. The Company agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019. During the lease period, the Company could conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study. On completion of the feasibility study, the Company could acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000. Nevada Sunrise, LLC was required to use these funds to purchase a retained 25% interest in the property from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company. Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC will be entitled to a 2.5% NSR on production from the property. The annual lease payments of $10,000 due in December 2011 and 2010 were paid by the issuance of 106,290 and 49,424 common shares, respectively.

On 11 April 2011, the Company announced it had staked six additional claims, increasing the size of the Buckskin Rawhide East Property to 52 claims.

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US Dollars

On 24 January 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the Year. In 2012, consideration in the amounts of $5,000 cash and $5,000 equivalent in common shares (50,000 shares) was paid, as per the Agreement, upon TSX-Venture Exchange approval.

On 14 and 19 November 2012, the Company announced a series of transactions involving its Buckskin Rawhide East Property in Nevada. The Company announced it had signed an Option Agreement to complete an early buyout of all underlying property rights, including royalty rights, for its Buckskin Rawhide East Property. The Option provides that Emgold will pay two arm’s length parties (Nevada Sunrise LLC and the Castagne) an aggregate of $510,000 to allow the Company to consolidate a 100% interest in the 52 unpatented mineral claims, totalling 835 acres, that make up Buckskin Rawhide East Property. The Company also announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CDN$1.0 million, part of which would be used to fund the above transaction. Also pursuant to the Agreement, upon completion of the title transfer of the 100% of the Buckskin Rawhide East Property to Emgold. the Company will subsequently lease the property to RMC. This transaction is occurring in a number of steps.

On 28 December 2012, the Company announced the first step of the above transaction. The first tranche of the private placement was closed for proceeds totalling CDN$465,000. A total of $400,000 from this tranche of the financing was used to acquire a 100% interest in 6 unpatented mining claims and a 75% interest in 40 unpatented mineral claims, including royalty interests, from one of the underlying property owners mentioned above.

On 01 February 2013, Emgold announced the closing of the second step of the above transaction, which included a second private placement, for proceeds of CDN$285,000. The Company is currently working on the third step of the transaction, which will involve the acquisition of the remaining 25% of 40 unpatented mineral claims that make up part of the Buckskin Rawhide East Property. As part of this step, the remaining CDN$250,000 private placement will be completed with RMC, of which $110,000 will be used to acquire the 25% interest.

The fourth and final step with RMC will involve completion of a Lease Agreement. RMC has agreed to lease the Buckskin Rawhide East Property from Emgold based on the following terms:

  The Lease Term is 20 years.
  Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
  During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
  RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
  RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.
  RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.
  Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce
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US Dollars
  After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

The Company has met all commitments on this property as of the period ended 31 March 2013 and up to the date of this report. The Company issued 125,000 common shares during the quarter for the property payment for the Buckskin Rawhide West property.

c)	Koegel Rawhide , Nevada

On 13 February, 2013, the Company announced it had signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Claims in Mineral County, Nevada. The RHT and GEL claims “Koegel Rawhide Property” comprise 19 unpatented lode mining claims totalling 380 acres. Pursuant to the lease agreement, advance royalty payment will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the Year. In 2012, consideration payable in the amounts of $5,000 cash and $5,000 equivalent in common shares (50,000 shares) were paid, as per the Agreement, upon TSX-Venture Exchange Approval.

On 15 February 2012, the Company announced it has staked an additional 17 unpatented claims to expand this property to 36 unpatented mineral claims totalling 720 acres.

The Company has met all commitments on this property as of the period ended 31 March 2013 and up to the date of this report. The Company issued 110,000 common shares during subsequent to year end.

d)	Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia. The Company holds a 100% interest in the property, subject to a 3.0% NSR. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%.

During the year ended 31 December 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”). The Agreement called for cumulative work commitments of $1,000,000 over 5 years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

In January 2012, after failing to meet its work commitments on the Rozan Gold Property, Valterra announced that it has elected to terminate the Agreement with the Company and the property was returned to Emgold.

e)	Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia. The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%. The Company has staked 21 claims contiguous to the Stewart Property located in south-eastern British Columbia.

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Emgold Mining Corporation
US Dollars

f)	Exploration and evaluation expenditures
		Three months ended	Year ended	Cumulative total as at
	Note	31 March 2013	31 December 2012	31 March 2013
Idaho – Maryland Property, California
Geological & geochemical		$36,753	$279,912	$4,977,460
Land lease and taxes		13,565	167,244	1,827,350
Mine planning		-	77,168	4,819,000
Transportation		2,354	9,330	137,580
Community relations		-	2,380	82,941
Assay and analysis		-	1,023	101,163
Site activities		-	827	1,673,217
Drilling		-	-	1,039,920
Consulting		-	-	209,713
Stock-based compensation		-	42,200	642,144
Incurred during the period		$52,672	$580,084	$15,510,488
Buckskin Rawhide and Koegel Properties, Nevada
Geological & geochemical		-	-	28,165
Site activities		-	-	5,116
Incurred during the period		$-	$-	$33,281
Rozan Gold Property, BC
Drilling		-	221,721	285,771
Assays and analysis		4,014	63,052	74,855
Geological & geochemical		-	33,082	156,470
Site activities		-	175	22,219
Transportation		-	64	12,418
Stock-based compensation		-	-	16,055
Trenching		-	-	4,666
Assistance and recovery		-	-	(7,322)
Incurred during the period		$4,014	$318,094	$565,132
Stewart Property, BC
Drilling		-	227,913	1,079,056
Assays and analysis		4,014	3,036	159,748
Geological & geochemical		-	53,406	376,399
Claim fees		-	2,332	2,332
Transportation		-	1,796	57,857
Site activities		-	668	32,013
Stock-based compensation		-	-	16,055
Trenching		-	-	19,318
Assistance and recovery		-	-	(29,692)
Incurred during the period		$4,014	$289,151	$1,713,086
Total Exploration Expenditures		$60,700	$1,187,329	$17,821,987
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Emgold Mining Corporation
US Dollars

9)	Share capital
a)	Authorized

Unlimited - Number of common shares without par value

Unlimited -Number of preference shares without par value

b)	Common shares, issued and fully paid

On 01 February 2013, the Company announced that it closed a previously reported private placement for gross proceeds of CDN $285,000. The private placement involved the issuance of 5,700,000 units ("Units") to RMC at a price of CDN$0.05 per Unit. Each Unit consists of one common share (a "Share") of the Company and one half of one non-transferable share purchase warrant. Each full warrant entitles RMC to purchase, for a period of 24 months, one additional Share at a price of CDN$0.12. The Shares are subject to a minimum hold period of four months plus one day, expiring 02 June 2013. No finder’s fees were paid as part of this private placement.

Also on 01 February 2013, the Company issued 236,000 common shares in connection with its previously signed mineral property agreements.

In December 2012 the Company closed the first tranche of a private placement, issuing 6,642,857 Units at CDN$0.07 per Unit for gross proceeds of CDN$465,000. Each Unit consists of one common share of the Company and one half common share purchase warrant. Each full warrant entitles the holder to purchase, for a period of 24 months, one additional common share at a price of CDN$0.12 per share. No finder’s fees were payable in connection with this part of the financing. The share issued, along with any shares issued upon the exercise of warrants, will be subject to a four month and one day hold period, expiring 29 April 2013.

c)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

Stock option activity during the period is summarized as follows:

Stock option activity	31 March 2013	Weighted average exercise price	31 December 2012	Weighted average exercise price
Balance – beginning of period	4,969,665	$0.19	2,872,665	$0.23
Granted	-	-	2,700,000	0.15
Expired	-	-	(603,000)	0.175
Cancelled and forfeited	(700,000)	-	-	-
Balance – end of period	4,269,665	$0.20	4,969,665	$0.19

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Emgold Mining Corporation
US Dollars

Details of stock options outstanding as at 31 March 2013 are as follows:

Expiry Date	Exercise Price (CDN$)	31 March 2013	31 December 2012
12 May 2013	$0.175	97,500	97,500
19 November 2013	$0.175	141,500	141,500
12 July 2014	$0.175	64,000	64,000
17 March 2015	$0.25	466,665	466,665
08 December 2015	$0.25	1,500,000	1,500,000
01 May 2017	$0.15	-	700,000
07 May 2017	$0.15	1,800,000	1,800,000
22 May 2017	$0.15	200,000	200,000
		4,269,665	4,969,665

The outstanding options have a weighted-average exercise price of $0.20 (31 December 2012 - $0.19) and the weighted-average remaining life of the options is 3.13 years (31 December 2012 – 2.51) years. As at 31 March 2013, a total of 4,269,665 (31 December 2012 – 4,572,665) of these outstanding options had vested. As at 31 March 2013, none (31 December 2012 – none) of the outstanding options were in the money.

During the year ended 31 December 2011, a total of 405,700 incentive stock options granted to directors, officers, employees and consultants of the Company with exercise prices ranging from CDN$1.00 to CDN$10.00 were re-priced to $0.175 per share. The expiry dates remained unchanged.

d)	Warrants

Warrant activity during the period is summarized as follows:

Warrant Activity	31 March 2013(i)	Weighted Average exercise price	31 December 2012(i)	Weighted Average exercise price
Balance – beginning of period	35,495,784	$0.25	38,508,401	$0.27
Issued	2,850,000	0.12	3,321,428	0.12
Exercised	-	-	(1,194,101)	0.10
Expired	-	-	(5,139,944)	0.33
Balance – end of period	38,345,784	$0.24	35,495,784	$0.25
(i)	The number of warrants is expressed in equivalent number of common shares, which may be issuable upon exercise of the warrants.
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Emgold Mining Corporation
US Dollars

Details of warrants outstanding as at 31 March 2013 are as follows:

Issued	Expiry	Exercise Price	31 March 2013	31 December 2012
09 September 2010	09 September 2015	0.35	2,813,575	2,813,575
23 September 2010	23 September 2013(ii)	0.35	735,714	735,714
23 September 2010	23 September 2013(i)	0.15(iii)	3,344,041	3,344,041
14 October 2010	14 October 2013(i)	0.15(iii)	7,226,142	7,226,142
22 June 2011	22 June 2013	0.25(iii)	2,235,577	2,235,577
22 June 2011	23 June 2013	0.15(iii)	269,230	269,230
28 June 2011	28 June 2013	0.20(iii)	717,308	717,308
28 June 2011	28 June 2013	0.20(iii)	114,769	114,769
18 November 2011	18 November 2013	0.15(iii)	12,156,000	12,156,000
22 December 2011	22 December 2013	0.15(iii)	2,530,000	2,530,000
22 December 2011	22 December 2013	0.15(iii)	32,000	32,000
28 December 2012	28 December 2014	0.15(iii)	3,321,428	3,321,428
01 February 2013	01 February 2015	0.12(iii)	2,850,000	-
			38,345,784	35,495,784
(i)	The Company completed a re-pricing and extension of the expiry date of certain existing common share purchase warrants (“warrants”). A total of 11,764,284 warrants, the original exercise price of which was US$0.35, have been re-priced at CDN$0.15 per share and been given a 12 month extension. These re-priced warrants were also able to elect an early conversion option whereby they could convert their warrants to shares at CDN$0.10 per share, if exercised by 31 August 2012. A total of 1,194,101 warrants were exercised at CDN$0.10. No other warrants have been exercised subsequent to the re-price.
(ii)	These warrants were part of the extension as noted above, but were not re-priced.
(iii)	The exercise prices of these warrants are stated in Canadian funds.

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the condensed interim consolidated statement of comprehensive loss as they arise. The Company has issued such share purchase warrants. As a result, these share purchase warrants must be accounted for as a liability. In the period ended 31 March 2013, the Company recorded a warrant liability in the amount of $49,000 (31 December 2012 - $30,411). The warrants were valued upon issuance and subsequently revalued on the Company’s reporting dates using the Black-Scholes option pricing model, with the following assumptions: weighted average risk free rate of 1.01%, volatility factors of 50% - 70% and an expected life of 6 months – 24 months. An unrealized loss on warrant liability of $11,757 has been recorded in the condensed interim consolidated statement of loss and comprehensive loss for the period ended 31 March 2013.

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Emgold Mining Corporation
US Dollars

Movement related to the warrant liability is as follows:

	31 March 2013		31 December 2012
Warrant Liability	Number of Warrants(i)	Fair Value	Number of Warrants(i)	Fair Value
Balance – beginning of period	31,946,495	$30,411	19,350,337	$1,079,253
Issued	2,850,000	6,832	3,321,428	18,449
Warrants re-priced	-	-	11,764,284	153,075
Expired	-	-	(1,295,453)	-
Fair value of warrants exercised	-	-	(1,194,101)	(3,463)
Fair market value adjustment loss (gain)	-	11,757	-	(1,492,098)
Reclassification of warrant liability from warrant reserve	-	-	-	275,195
Balance – end of period	34,796,495	$49,000	31,946,495	$30,411
(i)	Number of warrants priced in the Canadian Dollar
e)	Stock-based compensation

For the period ended 31 March 2013 and the year ended 31 December 2012, the Company issued stock options to its directors, officers, employees, and consultants and recognized stock-based compensation as follows:

	31 March 2013	31 December 2012
Total options granted	-	2,700,000
Average exercise price	$-	$0.15
Estimated fair value of compensation	$-	$130,701
Estimated fair value per option	$-	$0.05

The fair value of the stock-based compensation of options to be recognized in the accounts has been estimated using the Black-Scholes Model with the following weighted-average assumptions:

	31 March 2013	31 December 2012
Risk free interest rate	-	1.20% - 1.60%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	112%
Expected option life in years	-	5
Expected maturity rate	-	70-100%

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Emgold Mining Corporation
US Dollars

Stock-based compensation for the options that vested during the period is as follows:

	31 March 2013	31 December 2012
Number of options vested	-	2,466,667
Compensation recognized	$-	$130,701

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

10)	Related party transactions

Related party transactions and balances not disclosed elsewhere in the condensed interim consolidated financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Period (i)	Remuneration or fees(ii)		Share-based awards
CEO and President - management fees	2013 2012	$46,250 46,250	$	- 40,598
A company of which the CFO is a director (iii) – management fees	2013 2012	9,000 -		- -
A company of which the CFO is a director (iii) – accounting	2013 2012	4,500 -		- -
759924 Ontario Ltd. (iv) – consulting fees	2013 2012	- 10,519		- 10,826
Quorum Management	2013 2012	- 51,068		- -
Directors	2013 2012	- -		- 40,580
i) For the period ended 31 March 2013 and 2012.
ii) Amounts disclosed were paid or accrued to the related party.
iii) A company of which the CFO, Grant T. Smith, is a director.
iv) A company of which a director, Kenneth Yurichuk, is a director.

At 31 March 2013, fees of $509,017 (2012 – $236,553) payable to David Watkinson; fees of $28,225 (2012 – $Nil) payable to Clearline; fees of $27,286 (2012 – $11,895) payable to 759924 Ontario Ltd.; and fees of $Nil (2012 – $51,419) refundable from Quorum Management and Administrative Services Inc. were included in accounts payable or due to related parties. Also, amounts of $12,756 (2012 – $40,830) are receivable from Stephen Wilkinson at the period-end date.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

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Emgold Mining Corporation
US Dollars

11)	Segmented disclosure

The Company operates in one operating segment, which is the acquisition, exploration, and development of mineral property interest. The following table provides segmented disclosure on assets and liabilities as reviewed by management regularly:

Rounded to 000’s	Canada	United States	Total
31 March 2013
Current assets	$137,000	$50,000	$187,000
Long-term Assets
Property and equipment	-	8,000	8,000
Resource properties acquisition costs	737,000	747,000	1,484,000
Other	18,000	3,000	21,000
Liabilities
Current liabilities	(385,000)	(604,000)	(989,000)
Warrant liability	$(37,000)	$-	$(37,000)
31 December 2012
Current assets	$157,000	$25,000	$182,000
Long-term Assets
Property and equipment	-	10,000	10,000
Resource properties acquisition costs	717,000	747,000	1,464,000
Other	18,000	3,000	21,000
Liabilities
Current liabilities	(513,000)	(582,000)	(1,095,000)
Warrant liability	$(30,000)	$-	$(30,000)

13)	Capital disclosures

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the period ended 31 March 2013.

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Emgold Mining Corporation
US Dollars

13)	Contingent liability

During the year the Company received services from Quorum Management and Administrative Services Inc. (“Quorum”). Quorum is a private company held jointly by the Company and other public companies, created to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company. In April 2012, the partners of Quorum made the decision to wind up its administrative operations effective 31 August 2012. Management is aware of the possibility that there may be a future cost associated with the conclusion of this agreement. At the period ended 31 March and at the date of this report, the Company is unable to make a reliable estimate of the cost or likelihood of them being incurred. Accordingly, no provision has been made in these condensed interim consolidated financial statements.

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